UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Horizon Global Corporation

(Name of Subject Company)

Horizon Global Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

Series B Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

44052W104

(CUSIP Number of Class of Securities)

John Kennedy

Horizon Global Corporation

47912 Halyard Drive

Suite 100

Plymouth, Michigan 48170

(734) 656-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin Stulberg

Michael Solecki

Jones Day

901 Lakeside Ave.

North Point

Cleveland, OH 44114

(216) 586-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on January 10, 2023 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Horizon Global Corporation, a Delaware corporation (“Horizon”). The Schedule 14D-9 relates to the offer by PHX Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of First Brands Group, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”) of Horizon, at a price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation, which was filed as Exhibit (d) to Amendment No. 1 to the Schedule 14D-9 filed by Horizon with the SEC on January 27, 2023) per share of Preferred Stock calculated as of the Acceptance Time, in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase and in the related letter of transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule 14D-9 filed by Horizon with the SEC on January 10, 2023 (together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 30, 2022, by and among Horizon, Parent and Purchaser (the “Merger Agreement”).

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

“ITEM 8. ADDITIONAL INFORMATION” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the following as a new section on page 38 in Item 8, immediately prior to the section entitled, “Forward-Looking Statements”:

Expiration of the Offer; Completion of the Merger

The Offer and all withdrawal rights thereunder expired one minute after 11:59 p.m. New York City Time, on February 6, 2023. The Offer was not extended. D.F. King & Co., Inc., the information agent for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, 25,727,921 shares of Common Stock, representing approximately 92.77% of Common Stock issued and outstanding, and 41,000 shares of Preferred Stock, representing 100% of Preferred Stock issued and outstanding, were validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition (as defined in the Merger Agreement). As the Minimum Tender Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

In accordance with the Merger Agreement, Purchaser consummated the Merger on February 8, 2023 without a vote of Horizon stockholders and in accordance with Section 251(h) of the DGCL, upon completion of which Horizon became a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time of the Merger (as defined in the Merger Agreement), by virtue of the Merger and without any action on the part of Parent, Purchaser, Horizon or any stockholder of Horizon, each share of Common Stock outstanding immediately prior to the Effective Time (other than (i) any Shares held by Horizon or any wholly owned subsidiary of Horizon as of immediately prior to the Effective Time (or held in Horizon’s treasury), (ii) any shares of Common Stock held by Parent, Purchaser or any other wholly owned Subsidiary of Parent as of immediately prior to the Effective Time which were cancelled and retired and ceased to exist, and no consideration was delivered in exchange therefor, and (iii) any shares of Common Stock held by stockholders who validly exercised appraisal rights under the DGCL) was automatically converted into the right to receive an amount in cash equal to the Offer Price. Following the Merger, all Shares will be delisted from the New York Stock Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 8, 2023

Horizon Global Corporation

By:	/s/ Matthew Meyer
Matthew Meyer Chief Accounting Officer